Haseltine Law Office

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       Washington, DC 20006

            703 627 2652; fax 703 372 5173

Email: william@wbhlaw.net

            611 E Glenoaks Blvd

            Glendale, CA 91207

            703 627 2652; fax 703 372 5173

         URL: www.wbhlaw.net

December 22, 2011

Mark P. Shuman, Branch Chief- Legal

US Securities and Exchange Commission

Washington, D.C. 20549

RE:

OICco Acquisition IV, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed December 20, 2011

File No. 333-165760

Dear Mr. Shuman:

The following are our responses to your comment letter of November 4, 2011.

The Offering, page 2

“1.  In the second paragraph . . .”

All references to Underhill Securities have been removed and replaced with Evolve Bank & Trust, which is now the Escrow Agent for the offering.

“2.  Please also revise your . . .”

All references to Underhill Securities have been removed and replaced with Evolve Bank & Trust, which is now the Escrow Agent for the offering.

Risk Factors

Rule 419 limitations . . .” page 5

“3.  We note the final sentence . . .”

The requested clarification has been made to the referenced Risk Factor.

Use of Proceeds, page 12

“4.  In response to prior comment 12 . . .”

The disclosure has been revised as requested, and the disclosure regarding the potential working capital expenditures has been removed.

Plan of Distribution, page 13

“5.  Further to prior comment 13 . . .”

The requested clarifications have been made.  Procedures regarding the release of the funds is clarified, and a new sentence has been added to this section as follows: “An amount equal to 10% of the gross proceeds of the offering may be released to the Company for expenses upon completion of the minimum offering.”

Mark P. Shuman

December 22, 2011

Background of Directors . . . page 23

“6.  We note the revisions . . .”

The section has been rewritten and reorganized with your suggestions in mind.  The disclosure of Mr. Davis’ business activities has several items that overlap, but a consistent picture of ongoing work is presented.  The disclosure has been amended to clarify and augment the business experience, while eliminating unnecessary or dated items.  A chronological history is now presented.

“7.  We note your response to prior comment 23 . . .”

Since this item of disclosure refers to matters that may be more than five years old, the sentence has been removed as immaterial.

“8.  You state that Mr. Davis is . . .”

This item of disclosure refers to matters that may be unquantifiable and are more than five years old.  Therefore, the sentence has been removed as immaterial.

“9.  In response to prior comment 25 . . .”

As you observe, the relevance and materiality of this disclosure are questionable at best, since the events described are ten years old.  To avoid unnecessary confusion, the paragraph has been removed.

Involvement with Reporting and Public Companies, page 23

“10.  We note the revisions . . .”

A new heading: “Oregon Administrative Proceedings” has been added to this section pursuant to your comment.

“11.  We refer to the first sentence . . .”

The error you pointed out has been corrected.

Financial Statements

“12.  As you prepare your amended . . .”

Updated financial statements are included in this filing.

Exhibit 99.a Escrow Agreement

“13.  We re-issue prior comment 31 . . .”

The Agreement has been amended in various respects and clarified to confirm that all securities held by Mr. Davis will be placed in escrow prior to commencement of the offering.  Other securities will also be placed in escrow upon purchase and issuance.  See “5. DEPOSIT OF SECURITIES.”

“14.  We refer to prior comment 33 . . .”

Paragraph iii of Section 8 has been reconstructed so that it is now clear that if the offering fails, the Deposited Funds will be returned to investors.

“15.  In response to prior comment 35 . . .”

Section 10 of the Escrow Agreement has been modified to indicate that $750 has been paid, and $750 will be paid at the end of the offering by Mr. Davis.

Mark P. Shuman

December 22, 2011

“16.  In addition, we note that the agreement . . .”

Section 10 of the Escrow Agreement has been modified to indicate that the second $750 will be paid upon closing “or termination” of the offering.

Very truly yours,

/s/ William B. Haseltine

William B. Haseltine